

September 13, 2011

Via E-Mail

Mr. John Mitola, President
Juhl Wind, Inc.
996 190th Avenue
Woodstock, Minnesota 56186

      Re: Juhl Wind, Inc.
            December 31, 2010 Form 10-K filed March 31, 2011
            June 30, 2011 Form 10-Q filed August 15, 2011
            File No. 0-54080

Dear Mr. Mitola:

      We have reviewed your September 6, 2011 letter and the above-captioned filings and have the following comments. In one of our comments, we ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances then please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

June 30, 2011 Form 10-Q

1. We note that the $1 million "Advance on sale of project development rights" comprises 23% of your reported operating cash flow. The disclosure in Note 18 states that this advance was received in connection with the Crofton Hills development services agreement. Please explain to us how you have classified the cash payments you have made to develop the asset being sold. Specifically, please identify the Balance Sheet, Income Statement and Cash Flow Statement accounts that have and will be used to recognize these costs. If these costs were incurred to develop an asset that you intended to sell, then presumably such costs would be classified as operating cash outflows consistent with ASC 230-10-45. Our understanding is that these costs are incurred in connection with the "Development Agreements" revenue generating activity described in Note 20. However, it appears that all project development costs are classified as investing cash flows. Please provide an analysis that clearly supports the basis for classifying your project development cost disbursements as investing instead of as operating cash flows.

<u>General</u>

2. Please note that the representations provided at the end of your response letter to us, dated September 6, 2011, must be signed by the company. Please have the company file a written copy of these acknowledgements, signed by the company, as correspondence on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3790 with any questions on the accounting comment. You may contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Dietrich King, Staff Attorney, at (202) 551-3338 with any other questions.

                  Sincerely,

                  /s/ Terence O'Brien

                  Terence O'Brien,
                  Accounting Branch Chief